Exhibit 8

COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA – U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements, such as the changes described in Note 1 (accounting for foreclosed assets, stock-based compensation, hedging relationships, and qualifying costs incurred for computer software) and Note 5(b) (presentation of country risk allowance) to the consolidated financial statements as at October 31, 2004 and 2003 and for each of the years in the three-year period ended October 31, 2004. Our report to the shareholders dated November 30, 2004 is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

/s/ KPMG LLP	/s/ PricewaterhouseCoopers LLP

Chartered Accountants	Chartered Accountants

Toronto, Canada

November 30, 2004